UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10312

Synovus Financial Corp.
(Exact name of Issuer as specified in its charter)

c/o Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.)
3400 Overton Park Drive
Atlanta, GA  30339
(706) 641-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, no par value
Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:*

•	Common Stock, $1.00 par value: Zero.
•	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, no par value: Zero.
•	Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, no par value: Zero.

* As previously disclosed, on July 24, 2025, Synovus Financial Corp., a Georgia corporation (“Synovus”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.), a Georgia corporation (“New Pinnacle”), and Pinnacle Financial Partners, Inc., a Tennessee corporation (“Legacy Pinnacle”).  On January 1, 2026, pursuant to the terms of the Merger Agreement, Synovus and Legacy Pinnacle each simultaneously merged with and into New Pinnacle, with New Pinnacle continuing as the surviving corporation and changing its name to Pinnacle Financial Partners, Inc. (such mergers, collectively, the “Merger”).  At the effective time of the Merger (the “Effective Time”), (a) each share of the common stock, $1.00 par value, of Synovus issued and outstanding immediately prior to the Effective Time, other than certain shares held by Synovus and Legacy Pinnacle, was converted into the right to receive 0.5237 shares of common stock, par value $1.00 per share, of New Pinnacle, (b) each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, no par value, of Synovus was converted into the right to receive one share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value, of New Pinnacle, and (c) each share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, no par value, of Synovus was converted into the right to receive one share of Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value, of New Pinnacle.  Accordingly, there are no holders of record of any class of securities covered by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pinnacle Financial Partners, Inc., as successor by merger to Synovus Financial Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PINNACLE FINANCIAL PARTNERS, INC.
as successor by merger to Synovus Financial Corp.

Date: January 12, 2026	By:	/s/ Allan E. Kamensky
	Name:	Allan E. Kamensky
	Title:	Executive Vice President and Chief Legal Officer